EXHIBIT (a)(1)(E)

To:  Recipients of 7/25/06 Stock Option Grants

Re:  Opportunity to Exchange Options for Restricted Stock

As you were advised when you were notified of your July 25, 2006 stock option grants, the Compensation Committee of the Board authorized the Company to give recipients of those option grants the opportunity to exchange the options for restricted stock.  We have now established the mechanism for that election, and you will be receiving by mail documents giving you the ability to exchange your options for restricted stock units (“RSUs”).  These documents describe the RSUs in detail, and you should carefully review these materials.  The documents will explain that you are being given the ability to exchange your options for RSUs on a 2 for 1 basis; in other words, if you elect to exchange your options for RSUs, you will receive one RSU for every two options you were granted. The RSUs will vest on the same schedule as the options.  By electing RSUs you will receive shares of Company common stock on the dates the options would have vested without paying any option exercise price.  There are other significant differences in the RSUs as opposed to the options, including the timing of receipt of compensation income in respect of the shares of stock underlying the RSUs or options and the related tax consequences.  As such, it is important that you study the exchange offer materials.  You may also wish to seek independent financial planning or tax advice in deciding whether to exchange, as neither the Company nor its employees can advise you.  Please note that the offer is set to expire on November 6, 2006, so you should promptly review the materials you will receive.

You should read the Schedule TO, Offer to Exchange and related documents when they are available because they contain important information.  Free copies of these materials will be sent to you on Tuesday, October 10 via U.S. first-class mail, and you may also obtain free copies of the Schedule TO, Offer to Exchange and other filed documents at the SEC web site at www.sec.gov.